                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 2
                               (FINAL AMENDMENT)

                                       TO

                                 SCHEDULE 14D-1

             Tender Offer Statement Pursuant to Section 14(d)(1)
                   of the Securities Exchange Act of 1934

                        AMATI COMMUNICATIONS CORPORATION
                           (Name of Subject Company)
                             ---------------------

                          DSL ACQUISITION CORPORATION
                         TEXAS INSTRUMENTS INCORPORATED

                                   (Bidders)
                             ---------------------

                     COMMON STOCK, PAR VALUE $.20 PER SHARE
                         (Title of Class of Securities)
                             ---------------------

                                  023115 10 8
                     (CUSIP number of Class of Securities)
                             ---------------------

                               RICHARD J. AGNICH
                         TEXAS INSTRUMENTS INCORPORATED
                          7839 CHURCHILL WAY, M/S 3995
                              DALLAS, TEXAS  75251
                                 (972) 995-2551

         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)
                             ---------------------
                                    COPY TO:

                              R. SCOTT COHEN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         100 CRESCENT COURT, SUITE 1300
                           DALLAS, TEXAS  75201-6950
                                 (214) 746-7738
                             ---------------------
                              Page 1 of 5 Pages
                       Exhibit Index is Located on Page 4
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         This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule 14D-1 filed on November 25, 1997 by DSL Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly owned subsidiary of Texas Instruments Incorporated, a Delaware corporation ("Parent"), as amended by Amendment No. 1 filed on December 17, 1997, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.20 per share (the "Shares"), of Amati Communications Corporation, a Delaware corporation (the "Company"), at $20.00 per share net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

         The response to Item 6 is amended and supplemented by the addition of the following:

         The Offer expired at 12:00 midnight, New York City time, on Tuesday, December 23, 1997. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by the Depositary that 15,430,622 Shares (approximately 78% of the issued and outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, including 1,316,052 Shares tendered pursuant to the procedures for guaranteed delivery.

         Pursuant to the Agreement and Plan of Merger, dated November 19, 1997 among the Parent, Purchaser and the Company, and at a special meeting of the stockholders of the Company duly called and held as soon as practicable after the date hereof, Purchaser intends to vote all the Shares acquired by it in the Offer in favor of the approval of the merger of Purchaser with and into the Company (the "Merger") in accordance with the relevant provisions of the Delaware General Corporation Law. In connection with the Merger, each issued and outstanding Share (other than Shares owned by the Purchaser, Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable Delaware law and any Shares held in the treasury of the Company) shall be converted into and represent the right to receive $20.00 in cash.

ITEM 10.  ADDITIONAL INFORMATION.

         (g) Reference is made to the press release issued by Parent on December 24, 1997, a copy of which is filed as Exhibit (a)(9) hereto and the text of which is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         99(a)(9)         Text of Press Release, dated December 24, 1997.





                                       2
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                                   SIGNATURES

         After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 24, 1997

                                        DSL ACQUISITION CORPORATION




                                        By: /s/ GEORGE BARBER
                                           ----------------------------
                                           Name:  George Barber
                                           Title: President


                                        TEXAS INSTRUMENTS INCORPORATED




                                        By: /s/ RICHARD K. TEMPLETON
                                           ----------------------------
                                           Name:  Richard K. Templeton
                                           Title: Executive Vice President





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                                 EXHIBIT INDEX


EXHIBIT
99(a)(1)         Offer to Purchase, dated November 25, 1997.*

99(a)(2)         Letter of Transmittal.*

99(a)(3)         Notice of Guaranteed Delivery.*

99(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

99(a)(5)         Letter to Clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Other Nominees.*

99(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

99(a)(7)         Form of Summary Advertisement, dated November 25, 1997.*

99(a)(8)         Text of Press Release, dated November 19, 1997.*

99(a)(9)         Text of Press Release, dated December 24, 1997.

99(c)(1) Agreement and Plan of Merger, dated as of November 19, 1997, by and among the Company, Parent and the Purchaser.*

99(c)(2) Loan and Security Agreement, dated November 19, 1997, by and between Parent and the Company.*

99(c)(3) Confidentiality Agreement, dated as of July 22, 1997, by and between Parent and the Company.*

99(c)(4) Retention Agreement, dated as of November 19, 1997, by and between Parent and James E. Steenbergen.*

99(c)(5) Retention Agreement, dated as of November 19, 1997, by and between Parent and Ronald Carlini.*

99(c)(6) Retention Agreement, dated as of November 19, 1997, by and between Parent and James D. Hood.*

99(d)            None.

99(e)            Not applicable.

99(f)            None.


*  Previously Filed.





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